

June 8, 2012

Via E-mail
Mr. William J. Lyons
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Response dated May 24, 2012**
> **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 – Significant Accounting Policies

Impairment of Long-lived Assets, page 119

1.   We note your response to our prior comment number one. Regardless of whether all of the wells within the shallow oil and gas segment are within the same field, please provide us with a comprehensive explanation of how you determined that the segment level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In this regard, we note from your

10-K that the shallow oil and gas field is approximately 518,000 net acres covering multiple states with numerous producing wells which are extensively overlain by third party gas gathering and transmission infrastructure. Please discuss whether you track and report sales and cost of sales by jurisdiction or well. Please explain to us the interdependence of your producing assets within this segment. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Closing Comments

You may contact James Giugliano at (202) 551-3319, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ John Reynolds for

Tia Jenkins
Senior Assistant Chief Accountant